SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

PPDAI Group Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

69354V108**

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	CUSIP number 69354V108 has been assigned to the American depositary shares of the issuer, which are quoted on the New York Stock Exchange under the symbol “PPDF.” Each ADS represents five Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69354V108	Page 2 of 7 pages

1	Name of Reporting Person Honghui Hu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 78,633,400 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 78,633,400 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 78,633,400 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.2%
12	Type of Reporting Person IN

(1)	Represents 3,750,000 Class A ordinary shares that Mr. Honghui Hu may purchase upon exercise of options within 60 days after December 31, 2017 and 74,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. 69354V108	Page 3 of 7 pages

1	Name of Reporting Person Emma & Oliver Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 74,883,400 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 74,883,400 (2)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 74,883,400 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.0%
12	Type of Reporting Person CO

(2)	Represents 74,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

CUSIP No. 69354V108	Page 4 of 7 pages

Item 1(a).	Name of Issuer: PPDAI Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China

Item 2(a).	Name of Person Filing: Honghui Hu and Emma & Oliver Holding Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is c/o Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China

Item 2(c)	Citizenship: Honghui Hu is a citizen of the People Republic of China. Emma & Oliver Holding Limited is a British Virgin Islands company solely owned by Honghui Hu.

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

69354V108

This CUSIP number applies to the American depositary shares of the Issuer, each representing five Class A ordinary shares of the Issuer, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. 69354V108	Page 5 of 7 pages

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Honghui Hu	78,633,400	(1)	5.2	%(2)	10.7	% (3)	78,633,400	(1)	0	78,633,400	(1)	0

Emma & Oliver Holding Limited	74,883,400	(4)	5.0	%(2)	10.7	% (3)	74,883,400	(4)	0	74,883,400	(4)	0

(1)	Represents 3,750,000 Class A ordinary shares that Mr. Honghui Hu may purchase upon exercise of options within 60 days after December 31, 2017 and 74,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(2)	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,503,071,169 ordinary shares (being the sum of 842,071,169 Class A ordinary shares and 661,000,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2017.
(3)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(4)	Represents 74,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 69354V108	Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

HONGHUI HU

/s/ Honghui Hu

EMMA & OLIVER HOLDING LIMITED

By:	/s/ Honghui Hu
Name:	Honghui Hu
Title:	Director

CUSIP No. 69354V108	Page 7 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement